July 20, 2012
Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Allegretto:

Re:	Puget Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 5, 2012
File No. 1-16305

Dear Mr. Allegretto:

This letter sets forth our response to the Staff's comment relating to our Form 10-K for the fiscal year ended December 31, 2011, filed on March 5, 2012 (the "2011 Form 10-K") contained in your letter dated June 25, 2012 (the "Comment Letter").
We appreciate your review and comments and are committed to providing you with the information you have requested on a timely basis. Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have excerpted the Staff's comment below.
Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3 Business Combinations, page 92

1.
We note your disclosure that the carrying value of net utility plant and the majority of regulated assets and liabilities were determined to be stated at fair value at the acquisition date based on the conclusion that individual assets and liabilities are subject to regulation and market participants would not expect to recover any more or less that the carrying value of such amounts. Given this was a purchase of a utility by a non-utility acquirer, please explain to us why you paid such a large premium to acquire assets with a market participant (regulatory) return. Please be detailed in your analysis including the financial and strategic reason(s) for the acquisition. Notwithstanding the preceding, please tell us in detail the reasons behind each fair value adjustment in the table on page 93 as it relates to your regulated operations. Please specifically address whether any fair value credits recorded in the purchase gave rise to regulatory debit offsets. If not, please

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July 20, 2012

explain in detail the basis for your accounting including the anticipated rate treatment of such fair value credits. We may have further comment upon review of your response.

Response to SEC Comment
Puget Energy, Inc. (“Puget Energy”) did not pay a premium in connection with the 2009 merger with Puget Holdings LLC (“Holdings”).

In February 2009, a consortium of pension funds and investment fund investors, through Holdings, acquired all of Puget Energy's common stock via a purchase transaction. Puget Energy refers to this purchase transaction in its Securities and Exchange Commission (“SEC”) filings as a “merger”.

Prior to the merger, Puget Energy was a public company (since 2000). It was formed as, and remains, an energy services holding company that owns Puget Sound Energy, Inc. ("PSE").

The premium was paid by Holdings to the then-current public shareholders of the common stock of Puget Energy (NYSE ticker: “PSD”). As with most acquisition transactions, Holdings paid a premium over the market price of the stock because they were obtaining 100% control of Puget Energy (and its wholly-owned subsidiary, PSE). At the time of the announcement in October 2007, the premium paid was in line with other utility merger announcements, which is outlined in our proxy statement filed with the SEC on February 15, 2008 (the “Proxy Statement”) (see excerpt provided in Exhibit A).

The beneficial owners of the Holdings consist of the following consortium of pension funds and investment fund investors (the “Investors”):

▪	Macquarie Infrastructure Partners

▪	Canada Pension Plan Investment Board

▪	British Columbia Investment Management Corporation

▪	Alberta Investment Management

▪	Macquarie-FSS Infrastructure Trust

▪	Macquarie Capital Group

As a result of the merger, Puget Energy disclosed in all of its subsequent Forms 10-K (for the fiscal years ended December 31, 2009, 2010, and 2011) the new basis of accounting arising from the merger under pushdown accounting rules within Accounting Standards Codification 805 - Business Combinations (formerly SFAS 141R at the merger date).

In accordance with ASC 805, the acquirer in a business combination (here, Holdings) is required to measure the identifiable assets acquired and liabilities assumed of the acquiree (here, Puget Energy and its wholly-owned subsidiary, PSE) at fair value on Puget Energy's financial statements. SFAS 141R at the time of the merger date, defined fair value as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidated sale.” Exhibit B contains the list of the assets acquired and liabilities assumed and the detailed reasons for the fair value adjustments that were recorded on Puget Energy financial statements as detailed on page 93 of the 2011 Form 10-K.

* * *

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July 20, 2012

Further, as requested in the Comment Letter, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (425) 462-3202 or by email mike.stranik@pse.com.

Sincerely,

/s/ Michael J. Stranik
Michael J. Stranik
Controller and
Principal Accounting Officer

Attachments

cc:	Kimberly J. Harris
Daniel A. Doyle
Jeff Del Rosario
Perkins Coie LLP
PricewaterhouseCoopers LLP

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July 20, 2012

EXHIBIT A - FROM PROXY STATEMENT, FILED FEBRUARY 15 2008

Opinion of Our Financial Advisor

        In accordance with an engagement letter, dated October 4, 2007, the Company formally retained Morgan Stanley to act as its financial advisor in connection with the transaction because of its expertise and reputation and because its investment banking professionals have substantial experience in comparable transactions. On October 25, 2007, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the Company's Board of Directors that as of such date and, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the common shareholders of the Company pursuant to the merger agreement was fair, from a financial point of view, to such shareholders. Morgan Stanley has not been requested to opine as to, and its opinion did not in any manner address, (i) the Company's underlying business decision to proceed with or effect the acquisition, or (ii) the interim funding transaction as reflected in the stock purchase agreement, including the fairness of the consideration to be received by the Company in such transaction.

        THE FULL TEXT OF MORGAN STANLEY'S WRITTEN FAIRNESS OPINION DATED OCTOBER 25, 2007, IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT. YOU SHOULD READ THE MORGAN STANLEY OPINION FOR A DISCUSSION OF THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. MORGAN STANLEY'S OPINION IS DIRECTED TO THE COMPANY'S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION PURSUANT TO THE MERGER AGREEMENT TO COMMON SHAREHOLDERS OF THE COMPANY AS OF THE DATE OF THE OPINION. IT DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY COMMON SHAREHOLDER OF THE COMPANY AS TO HOW TO VOTE AT THE SPECIAL MEETING.

        In arriving at its opinion, Morgan Stanley among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	discussed the strategic rationale for the merger with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Company common stock;

•	compared the financial performance of the Company and the prices and trading activity of the Company common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

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•	participated in discussions and negotiations among representatives of the Company, the Parent and their financial and legal advisors;

•	reviewed the merger agreement and the stock purchase agreement, and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.
        In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by the Company for the purposes of this opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, Morgan Stanley assumed that the merger transaction will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including without limitation, that the Parent will obtain financing in accordance with the terms set forth in the stock purchase agreement. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley is not a legal, tax or regulatory advisor and has relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor has it been furnished with any such appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date of the opinion. Events occurring after such date may affect its opinion and the assumptions used in preparing it, and Morgan Stanley will not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley expressed no opinion as to the prices at which shares of our common stock would trade at any time following the announcement of the transaction.
        The following is a summary of the material financial analyses used by Morgan Stanley in connection with providing its opinion to our Board of Directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Rather, the analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's fairness opinion.
Comparable Companies Analysis
        In order to assess how the public market values shares of comparable publicly-traded companies, Morgan Stanley reviewed and compared specific financial multiples relating to the Company to corresponding financial ratios for comparable publicly-traded utility companies. Morgan Stanley selected these companies based upon its views as to the comparability of the financial and operating characteristics of these companies to us.

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The companies included in the comparable companies analysis were:

•	Alliant Energy Corp;

•	Avista Corp;

•	Integrys Energy Group Inc;

•	NiSource Inc;

•	OGE Energy Corp; and

•	SCANA Corp.
        Morgan Stanley used publicly available research analysts' estimates to compare specific financial multiples of these companies to those of the Company as follows:

•
firm value to 2007 estimated EBITDA, or earnings before interest, taxes, depreciation and amortization, where firm value means market equity value as of October 25, 2007 plus the following balance sheet items as of June 30, 2007: short-term debt, current maturities of long-term debt, long-term debt, preferred stock, and junior subordinated notes, less cash;

•	firm value to 2008 estimated EBITDA;

•	stock price as of October 25, 2007 to 2007 estimated earnings per share, or net income per share; and

•	stock price as of October 25, 2007 to 2008 estimated net income per share.
        Multiples were based on closing stock prices on October 25, 2007. The following table sets forth the multiples that were calculated and selected for purposes of the analysis:

	Firm Value		Equity Value
	2007E EBITDA	2008E EBITDA	2007E Net Income	2008E Net Income
Alliant Energy Corp.	7.2x	7.1x	15.4x	14.6x
Avista Corp.	8.6x	7.2x	21.7x	14.3x
Integrys Energy Group Inc.	11.8x	8.8x	18.5x	12.8x
NiSource Inc.	7.6x	7.4x	14.6x	14.2x
OGE Energy Corp.	NM	NM	14.8x	14.5x
SCANA Corp.	8.5x	7.7x	14.9x	14.2x
Median	8.5x	7.4x	15.2x	14.3x
Comparable Companies: Selected Range	7.75x- 8.25x	7.25x- 7.75x	14.5x- 16.0x	13.0x- 14.5x
Applying a range of multiples derived from the comparable public companies analysis to corresponding financial data for the Company provided to Morgan Stanley by us, as discussed below, Morgan Stanley calculated a range of implied equity values per share of the Company of $15.60 to $25.46.
        Morgan Stanley noted that the Company's shareholders will receive $30.00 per share of common stock in the transaction.
        No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical

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analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
Comparable Transaction Analysis
        Using public filings and other publicly available information, Morgan Stanley reviewed and compared the purchase prices and financial multiples paid in six acquisitions that Morgan Stanley, based on its experience, deemed relevant to arriving at its opinion. All of these transactions involved companies with regulated utility operations and were announced after May 2005. Morgan Stanley chose the transactions used in the comparable transaction analysis based on the similarity of the target companies in such transactions to us in their size, mix, margins and other characteristics of their businesses. Morgan Stanley reviewed the following transactions:
National Grid PLC's acquisition of KeySpan Corp. (closed on August 24, 2007);

•	MDU Resources Group Inc's acquisition of Cascade Natural Gas Corp. (closed July 2, 2007);

•	Iberdrola, S.A.'s proposed acquisition of Energy East Corporation (announced June 25, 2007);

•	Macquarie-led consortium's acquisition of Duquesne Light Holdings (closed May 31, 2007);

•	Babcock & Brown Infrastructure Limited's proposed acquisition of NorthWestern Corp. (announced April 25, 2006); and

•	MidAmerican Energy Holdings Company's acquisition of PacifiCorp (closed on March 21, 2006).
The following table reflects the results of this analysis:

Equity Value
	One Year Forward Net Income	Two Year Forward Net Income
National Grid PLC's acquisition of KeySpan Corp.	17.9x	17.1x
MDU Resources Group, Inc.'s acquisition of Cascade Natural Gas Corp.	25.0x	22.6x
Iberdrola, S.A.'s proposed acquisition of Energy East Corporation	19.0x	18.5x
Macquarie-led consortium's acquisition of Duquesne Light Holdings	24.7x	15.6x
Babcock & Brown Infrastructure Limited's proposed acquisition of NorthWestern Corp.	21.2x	23.9x
MidAmerican Energy Holdings Company's acquisition of PacifiCorp	16.0x	NA
Median	20.1x	18.5x
Comparable Transactions: Selected Range	18.0x- 21.0x	17.0x- 20.0x
Applying a range of multiples derived from the comparable public companies analysis to corresponding financial data for the Company provided to Morgan Stanley by us, as discussed below, Morgan Stanley calculated a range of implied equity values per share of the Company of $20.40 to $31.92.
        Morgan Stanley noted that the Company's shareholders will receive $30.00 per share of common stock in the transaction.
       No company or transaction utilized in the precedent transaction analyses is identical to the Company or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions

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with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company and the Parent, such as the impact of competition on the business of the Company, the Parent or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company, the Parent or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.
Discounted Cash Flow Analysis
        As part of its analysis, and in order to estimate the present value of our common stock, Morgan Stanley performed a discounted cash flow analysis for the Company, calculated as of October 25, 2007, of projected after-tax un-levered free cash flows for the remainder of fiscal year 2007 and for fiscal years 2008 through 2013. Morgan Stanley performed the discounted cash flow analysis by adding (i) the present value of our projected after-tax un-levered free cash flows for the remainder of fiscal year 2007 and for fiscal years 2008 through 2013 and (ii) the present value of the projected terminal value of the Company in 2013.
        Morgan Stanley calculated terminal values by applying a range of terminal multiples of 14.5x to 16.0x to the Company's 2013 projected net income and adding 2013 projected net debt (which is total debt minus cash and was based on financial projections prepared by Company management) to the equity value to obtain a firm value. This range was based on equity value to 2007 estimated net income trading multiples derived in the comparable companies analysis. The cash flow streams and terminal values were discounted to present values using a range of discount rates from 6.50%-7.50% with a midpoint discount rate of 7.00%. The range of discount rates used was based on a weighted average cost of capital calculation, which considered the Company's capital structure, after-tax cost of debt and cost of equity as well as the cost of capital for comparable publicly traded companies.
        Morgan Stanley calculated per share equity values by first determining a range of aggregate values of the Company by adding the present values of the after-tax un-levered free cash flows and terminal values for each terminal multiple and discount rate scenario, and then subtracting from the aggregate values the net debt of the Company, and dividing such amounts by the number of common shares outstanding of the Company.
        From this analysis, Morgan Stanley calculated a range of implied equity values per share of the Company common stock of $20.09 to $25.87.
        Morgan Stanley noted that the Company's shareholders will receive $30.00 per share of common stock in the transaction.
Stock Trading History
        Morgan Stanley reviewed the historical trading price of our common stock for the period from October 25, 2006 through October 25, 2007. During this period the closing price of our common stock ranged from $22.61 to $26.80, closing at $23.95 per share on October 25, 2007.
        Morgan Stanley noted that the Company's shareholders will receive $30.00 per share of common stock in the transaction.

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Premiums Paid Analysis
        Morgan Stanley reviewed the premiums paid to shareholders in the precedent transactions in the utility sector selected for the comparable transactions analysis. The selected precedent transactions used in the premium paid analysis were based on the similarity of the target companies in such transactions to us in their size, mix, margins and other characteristics of their businesses.
        For each of the selected precedent transactions, Morgan Stanley calculated the premiums paid by the acquirer by comparing the per share purchase price to the historical stock price of the acquired company as of one day and one month prior to the announcement date. Based on the results of the premiums paid valuation methodology, Morgan Stanley selected a range of premiums of 15% to 25%. From this analysis, Morgan Stanley calculated a range of implied equity values per share of the Company of $27.54 to $29.94.
        Morgan Stanley noted that the Company's shareholders will receive $30.00 per share of common stock in the transaction.
        Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the business, operations, financial condition and prospects of the Company and the acquired business analyzed, Morgan Stanley believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the acquisition values of the Company and such acquired companies.
Miscellaneous
        In connection with the review of the merger by the Company's Board of Directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the merger agreement from a financial point of view to the common shareholders of the Company and in connection with the delivery of its opinion to the Company's Board of Directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common shares of the Company might actually trade.

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The merger consideration was determined through arm's-length negotiations between the Company and the Parent and was approved by the Company's Board of Directors. Morgan Stanley provided advice to the Company during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Company or that any specific merger consideration constituted the only appropriate merger consideration for the merger.
        Morgan Stanley's opinion and its presentation to the Company's Board of Directors was one of many factors taken into consideration by the Company's Board of Directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company's Board of Directors with respect to the merger consideration or of whether the Company's Board of Directors would have been willing to agree to a different merger consideration.
        Morgan Stanley is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.
        As compensation for its services in connection with the merger, the Company has agreed to pay Morgan Stanley a fee of $15 million, of which $5 million was paid upon public announcement of the transaction, with $5 million pending shareholder approval of the sale, and the balance to be paid upon closing of the merger. We have also agreed to reimburse Morgan Stanley for certain expenses incurred by Morgan Stanley, including fees of outside legal counsel, and to indemnify Morgan Stanley and related parties against liabilities arising out of Morgan Stanley's engagement. Morgan Stanley has performed various investment banking services for the Company and for Macquarie Group Limited and its affiliates in the past (including financings and advisory services) for which it received customary fees, and Morgan Stanley expects to provide such services in the future for which it has received and expects to receive, customary fees. In the ordinary course of Morgan Stanley's securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of the Parent, the Company or any other company or any currency or commodity that may be involved in this transaction or any related derivative instrument.
        As compensation for its services in connection with the stock purchase agreement and pursuant to the engagement letter relating to such services, upon the closing of the share issuance, the Company paid to Morgan Stanley approximately $2.6 million, which is 0.875% of the aggregate value of the consideration paid for the shares of Company common stock issued.

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July 20, 2012

EXHIBIT B - REASONS FOR FAIR VALUE ADJUSTMENTS

Dollars in thousands
Electric plant - $(2,367,756) Credit

This credit adjustment represented the recording of Puget Sound Energy's (PSE) utility assets at the net depreciated carrying value by reallocating the accumulated depreciation to the appropriate assets. We believe PSE's net depreciated carrying costs at merger date represented the “fair value” of such assets. Justification for considering utility carrying cost to be “fair value” includes:

1)
The authorized return on and recovery of PSE's net utility plant investment is determined by the Washington Utilities and Transportation Commission (“Washington Commission”) in general rate or periodic rate adjustment mechanisms through recovery of a return on rate base and depreciation. All of PSE's utility assets are currently included in rate base or are eligible for recovery in future rate case at original costs. There is not an ability to earn a purchase price premium in an acquisition of utility assets in Washington State;

2)	Approval by the Washington Commission is required prior to the sale of utility assets and Washington State is not a deregulated state for utilities;

3)	PSE operates an integrated electric and gas business. It would be difficult for a third party to purchase significant individual assets due to reliance on individual assets for the business; and

4)	PSE's utility assets are pledged as security under its two bond indentures and thus are subject to certain asset sale restrictions.

5)	The Federal Energy Regulatory Commission (FERC) must approve the sale of a jurisdictional utility's operating units (power plants, electric substations, etc) and its accounting.

6)
The ownership of PSE's assets is restricted by law, regulatory orders and licenses which would make a transfer of assets difficult or impossible. Should a restriction be removed, then any resulting gain or loss from a transfer would be passed on to customers.

7)
PSE's electric business is vertically integrated, with its electric utility generating assets included in rate base. Because of the dominance of hydroelectric generation in the Pacific Northwest, merchant generation is not viable and the units built have either been sold to electric utilities or are likely to be sold in the future. Thus a sale of one of PSE's electric generating facilities to a merchant generator entity is highly unlikely.

There was no regulatory offset for this adjustment as it was a reclassification from accumulated depreciation.

In addition, purchase accounting required Puget Energy to evaluate a PSE purchase power agreement that was previously grandfathered under EITF 01-08. Under ASC 840 - Leases (previously FAS 13), the purchased power agreement meets the criteria of a capital lease and thus was recorded with a debit of $45,046 to electric plant and credits to current other liabilities and other deferred credits.

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Utility plant:
Electric plant	$(2,367,756)
Gas plant	(666,278)
Common plant	(302,015)
Less: Accumulated depreciation and amortization	3,381,095
Net utility plant	$45,046

Gas plant - $(666,278) Credit

See “Electric plant” above for an explanation of the fair value adjustment.

Common plant - $(302,015) Credit

See “Electric plant” above for an explanation of the fair value adjustment.

Accumulated depreciation and amortization - $3,381,095 Debit

See “Electric plant” above for an explanation of the fair value adjustment.

Goodwill - $1,656,513 Debit

This debit adjustment represented the difference between the consideration given and fair values of assets acquired and liabilities assumed.

Non-utility property - $4,250 Debit

This line item related to non-regulated assets of PSE and other non-utility assets of PSE's subsidiaries. This adjustment represented an increase in value of land based on a combination of the income approach, the market based approach and the cost approach.

Materials and supplies - $13,700 Debit

This debit adjustment represented adjustments related to PSE's renewable energy credits, emission allowances, and carbon financial instruments. The fair value adjustment was based on market prices. A regulatory liability was recorded for renewable energy credits and carbon financial instruments as sales of these items are returned to customers in accordance with Washington Commission orders. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable. For emission allowances, PSE does not plan on selling these intangible assets from it coal plants and therefore, no regulatory liability was recorded.

Fuel and gas inventory - $(27,561) Credit

This credit adjustment represented adjustments related to PSE's fuel and gas inventory. The adjustment was based on the application of market data related to fuel and gas at the date of the merger. A regulatory offset was recorded as these amounts were recovered through PSE's purchased gas adjustment mechanism or power cost adjustment mechanism in accordance with Washington Commission orders for recovery of such costs. ASC 980-340-25-1 provides that rate actions of a

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regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Unrealized gain on derivative instruments - $3,765 Debit

On the date of the merger, Puget Energy de-designated and reassessed PSE's derivative contracts that were designated on PSE's books as Normal Purchase Normal Sale (NPNS) or cash flow hedges and recorded such contracts at fair value as either assets or liabilities if they no longer met the NPNS exception or cash flow hedge criteria. This fair value adjustment was based on forward market prices and forecasted energy requirements. No regulatory offset was recorded for electric derivatives, as the Washington Commission power cost adjustment mechanism is based on a sharing mechanism. For natural gas related derivatives for natural gas customers, a corresponding regulatory offset was recorded.

Power contract acquisition adjustment gain - $123,975 Debit

This debit adjustment represented PSE's power contracts which were below market rates. The adjustment used an income approach when comparing the contract rate to the market rate over the remaining period of the contract. The method reflects the present value of the above or below market payments based on an appropriate discount rate. The discount rate was based on the underlying characteristics of the specific contract which included terms, risk, predictability of the cash flows, rights to resell, rights of first refusal, transferability, and pricing terms.

A regulatory offset was recorded as these contracts were and are currently in general rates in accordance with Washington Commission orders. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Deferred income taxes - $32,772 Debit

This debit adjustment reflected deferred taxes associated with the fair value adjustments related to the assets acquired and liabilities assumed.

Other regulatory assets - $145,711 Debit

This debit adjustment represented the fuel and gas inventory offsets (see above) and regulatory assets associated with purchase accounting entries recorded as liabilities on Puget Energy books and appropriately included in PSE's rates. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Unrealized gain on derivative instruments - $1,359 Debit

On the date of the merger, Puget Energy de-designated and reassessed PSE's derivative contracts that were designated on PSE's books as Normal Purchase Normal Sale (NPNS) or cash flow hedges and recorded such contracts at fair value as either assets or liabilities if they no longer met the NPNS exception or cash flow hedge criteria. This fair value adjustment was based on forward market prices and forecasted energy requirements. No regulatory offset was recorded for electric derivatives, as the Washington Commission power cost adjustment mechanism is based on a sharing mechanism. For natural gas related derivatives for natural gas customers, a corresponding regulatory offset has been recorded.

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Regulatory asset related to power contracts - $317,900 Debit

This debit adjustment represented PSE's regulatory asset offset for current and long-term power contract acquisition adjustment loss recorded on Puget Energy books. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Power contract acquisition adjustment gain - $1,016,225 Debit

This debit adjustment represented PSE's power contracts which were below market rates. The adjustment used an income approach when comparing the contract rate to the market rate over the remaining period of the contract. The method reflects the present value of the above or below market payments based on an appropriate discount rate. The discount rate was based on the underlying characteristics of the specific contract which included terms, risk, predictability of the cash flows, rights to resell, rights of first refusal, transferability, and pricing terms.

A regulatory offset was recorded as these contracts were, at the time of filing of the merger, in general rates in accordance with Washington Commission orders. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Other assets - $(17,072) Credit

This net credit adjustment represented mostly the write-off of PSE's debt issuance costs without corresponding regulatory offset to arrive at the fair value of debt. Since PSE's debt issuance costs are indirectly recovered in general rates and not fully recovered on a direct method, a regulatory asset was not appropriate under ASC 980-340-28-1 which provides that a regulatory asset is only appropriate if recovery of an incurred cost is deemed probable. The Washington Commission and FERC do not provide a mechanism to recover the direct costs associated with fair value adjustments in general rates.

Offseting this net credit adjustment was a debit relating to the fair value increase of PSE's leases which are considered an intangible asset. A regulatory liability was recorded relating to the leases under ASC 980-340-28-1 which provides that a regulatory asset is only appropriate if recovery of an incurred cost is deemed probable.

Common shareholders' equity - $(1,660,160) Credit

This credit adjustment represented the offset to the cash consideration provided for the acquisition as well as fair value adjustments to shareholder equity and elimination of accumulated other comprehensive income related to the fair value of the acquisition.

Long-term debt - $280,315 Debit

This debit adjustment represented PSE's fair value of long-term debt based on market data at date of merger. Since the adjustment reduced the debt balance, it effectively represents a discount on the debt. This fair value adjustment is then amortized and will continue to amortize over the life of the debt.

U.S. Securities and Exchange Commission
July 20, 2012

Regulated utilities recover debt and equity costs generally through an authorized rate of return based on their debt-to-equity ratio which is applied to their rate base. The regulatory methodology is intended to recover costs of debt and equity for investing in rate base. A regulator may also determine a hypothetical debt-to-equity ratio it determines to be appropriate in setting rates for a utility. The cost of debt is determined based on the coupon rate of debt, debt issuance costs and any gain/loss on reacquired debt. Any changes in the level of debt or costs of debt are not passed on to customers until the costs are reviewed in a rate proceeding. Debt costs are not an allowed costs to recover directly from customers through operating expenses. Based on PSE's rate case at the time of the merger, PSE was given a hypothetical capitalization structure to allow the utility to increase its equity. The following table shows the actual capitalization structure and rate case capitalization structure used by the Washington Commission that was effective at the time of the merger.

	Debt	Equity
Actual Capitalization	62.3%	37.7%
Rate Case Capitalization	54%	46%

A regulatory offset was not recorded under ASC 980-340-28-1 as the Washington Commission and FERC do not provide a mechanism to recover the direct costs associated with debt costs in general rates.

Unrealized loss on derivative instruments - $(84,603) Credit

On the date of the merger, Puget Energy de-designated and reassessed PSE's derivative contracts that were designated on PSE's books as Normal Purchase Normal Sale (NPNS) or cash flow hedges and recorded such contracts at fair value as either assets or liabilities if they no longer met the NPNS exception or cash flow hedge criteria. This fair value adjustment was based on forward market prices and forecasted energy requirements. No regulatory offset was recorded for electric derivatives, as the Washington Commission power cost adjustment mechanism is based on a sharing mechanism. For natural gas related derivatives for natural gas customers, a corresponding regulatory offset has been recorded.

Current portion of deferred income taxes - $(171) Credit

This credit adjustment reflected deferred taxes associated with the fair value adjustments related to the assets acquired and liabilities assumed.

Power contract acquisition adjustment loss - $(118,167) Credit

This credit adjustment represented PSE's power contracts which were above market rates. The adjustment used an income approach when comparing the contract rate to the market rate over the remaining period of the contract. The method reflects the present value of the above or below market payments based on an appropriate discount rate. The discount rate was based on the underlying characteristics of the specific contract which included terms, risk, predictability of the cash flows, rights to resell, rights of first refusal, transferability, and pricing terms.

U.S. Securities and Exchange Commission
July 20, 2012

A regulatory offset was recorded as these contracts are currently in general rates in accordance with Washington Commission orders. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Other liabilities - $(42,679) Credit

This credit adjustment primarily reflected the fair value adjustment related to the current portion of PSE's meter contracts which was based on a discounted cash flow model approach using projected costs and an appropriate discount rate. The discount rate was based on PSE's weighted average cost of capital and the intangible nature of the meter contracts. The contract was included in general rates and thus had a regulatory offset. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

This adjustment also included the current portion of the Tenaska capital lease obligation which was recorded in "electric plant".

Deferred income taxes liability - $(161,094) Credit

This credit adjustment reflected deferred taxes associated with the fair value adjustments related to the assets acquired and liabilities assumed.

Unrealized loss on derivative instruments - $(50,979) Credit

On the date of the merger, Puget Energy de-designated and reassessed PSE's derivative contracts that were designated on PSE's books as Normal Purchase Normal Sale (NPNS) or cash flow hedges and recorded such contracts at fair value as either assets or liabilities if they no longer met the NPNS exception or cash flow hedge criteria. This fair value adjustment was based on forward market prices and forecasted energy requirements. No regulatory offset was recorded for electric derivatives, as the Washington Commission power cost adjustment mechanism is based on a sharing mechanism. For natural gas related derivatives for natural gas customers, a corresponding regulatory offset has been recorded.

Regulatory liabilities - $(17,417) Credit

This credit adjustment represented the offset of PSE's leases fair value adjustment described in “other assets” above. This also represented regulatory liabilities associated with purchase accounting entries recorded as assets on Puget Energy books and appropriately included in PSE's rates. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Regulatory liabilities related to power contracts - $(1,140,200) Credit

This credit adjustment represented PSE's power contracts which were below market rates. The adjustment used an income approach when comparing the contract rate to the market rate over the remaining period of the contract. The method reflects the present value of the above or below market payments based on an appropriate discount rate. The discount rate was based on the underlying characteristics of the specific contract which included terms, risk, predictability of the cash flows, rights to resell, rights of first refusal, transferability, and pricing terms.

U.S. Securities and Exchange Commission
July 20, 2012

A regulatory offset was recorded as these contracts are currently in general rates in accordance with Washington Commission orders. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Power contract acquisition adjustment loss - $(199,633) Credit

This credit adjustment represented PSE's power contracts which were above market rates. The adjustment used an income approach when comparing the contract rate to the market rate over the remaining period of the contract. The method reflects the present value of the above or below market payments based on an appropriate discount rate. The discount rate was based on the underlying characteristics of the specific contract which included terms, risk, predictability of the cash flows, rights to resell, rights of first refusal, transferability, and pricing terms.

A regulatory offset was recorded as these contracts are currently in general rates in accordance with Washington Commission orders. ASC 980-340-25-1 provides that rate actions of a regulator can provide reasonable assurance of the existence of an asset if deemed probable.

Other deferred credits - $(121,695) Credit

This credit adjustment primarily reflected the fair value adjustment related to the long-term portion of PSE's meter contracts which was based on a discounted cash flow model approach using projected costs and an appropriate discount rate (see also “other liabilities” above). The discount rate was based on PSE's weighted average cost of capital and the intangible nature of the meter contracts. A regulatory offset was recorded as these contracts were, at the time of the filing of the 2011 Form 10-K, in general rates as approved by the Washington Commission.

This adjustment also includes long-term portion of Tenaska capital lease obligation (see also “other liabilities” and “electric plant”).